

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   July 17, 2017

James C. Ryan, III
Chief Financial Officer
Old National Bancorp
One Main Street
Evansville, Indiana 47708

> **Re: Old National Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 16, 2017**
> **File No. 001-15817**

Dear Mr. Ryan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Michelle Miller

Michelle Miller
Staff Accountant
Office of Financial Services